212-859-8662

September 15, 1997                      (FAX:  212-859-8586)

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-5
Washington, D.C. 20549
Attn:     Nicholas Panos, Esq.


          RE:  MT INVESTORS INC.
               AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM 10 FILE NO. 0-22493

Dear Mr. Panos:

     As you are aware, pursuant to Section 12(g) of the Securities Exchange Act of 1934, on April 30, 1997, MT Investors Inc. (the "Company") filed with the Securities and Exchange Commission a Registration Statement on Form 10 (File No. 0-22493) (as amended, the "Form 10"). On June 2, 1997 the Company received comments (the "First Letter") from the SEC with respect to the Form 10. On June 30, 1997, the Company filed Amendment No. 1 (the "Form 10 Amendment") to the Form 10 responding to the comments and including the most recent quarterly financial information and, pursuant to
Section 12(g), the Form 10 automatically became effective. On August 12, the Company, submitted a letter responding to each of the comments in the First Letter along with a copy of the Form 10 Amendment, marked to show changes from the Form 10 filed on April 30. On September 10, the Company received a letter (the "Second Letter") from the SEC with respect to the Form 10 Amendment.

     This letter responds to each of the comments in the Second Letter. As we previously advised you, the Company is also filing today a Registration Statement on Form S-1 (the "S-1 Registration Statement") with respect to the proposed sale of its common stock in an initial public offering. As indicated below, you will note that certain of the comments raised in the Second Letter are addressed in the S-1 Registration Statement and, as a courtesy, we are sending by overnight courier the S-1 Registration Statement which we have marked to indicate where the comments in the Second Letter have been addressed.

     In light of the fact that (i) the S-1 Registration
Statement reflects the staff's comments in the Second
Letter, (ii) we do not believe that the revisions which the staff has suggested be made to the Form 10 Amendment are material and (iii) the Form 10 has been effective for two and a half months, we propose that the Company not be required to file a Second Amendment to the Form 10 and an amendment to the Form 10-Q for the period ended June 30, 1997 to reflect the staff's comments in the Second Letter.

     The responses set forth below are the Company's responses. Capitalized terms used in this letter have the meanings given to them in the Form 10, as amended. To facilitate your review, we have set forth herein each comment of the staff followed by its respective response.

ITEM 1. BUSINESS
----------------

RECENT DEVELOPMENTS, PAGE 10
----------------------------

1.   Provide us your calculations under Rule 3-05 and Rule 1-
     02(w) of Regulation S-X for the Safeline Acquisition.
     Justify the denominator used in your calculation under condition 3 of Rule 1-02(w) of Regulation S-X.

     1. The Company attaches herewith as Exhibit A to this response letter its calculations under Rule 3-05 and Rule 1-02(w) of Regulation S-X for the Safeline Acquisition. With respect to the denominator used in the calculation under condition 3 of Rule 1-02(w) of Regulation S-X, the Company respectfully advises the staff as follows:

          -    The Company combined its income from
               continuing operations before income taxes for the period January 1, 1996 to October 14, 1996 and loss from continuing operations before income taxes for the October 15, 1996 to December 31, 1996 which resulted in a loss for its most recently completed fiscal year.

          -    SEC Staff Interpretations in Registrant
               Matters Involving Accounting and Auditing
               Issues (updated May 24, 1993), VI, Definition of a "Business" and Significant Subsidiary, K, Significant subsidiary loss, 6, states:

                    "If a registrant has reported
                    a loss in its most recent
                    year, the five-year averaging
                    method is not permitted; the
                    significance of the subsidiary
                    should be evaluated relative
                    to the absolute value of the
                    most recent year's loss."

               Accordingly, the Company used the absolute value of its combined loss in 1996 as the denominator in making the test of significance required by condition 3 of Rule
               1-02(w) of Regulation S-X.

ITEM 2.  FINANCIAL INFORMATION
------------------------------

SELECTED FINANCIAL DATA
-----------------------

FOOTNOTE (1).  PRIOR COMMENT 19
-------------------------------

2. Revise the Pro Forma 1996 information to exclude $1.3 million of the adjustment described in item (iii) relating to the estimated additional selling, general and administrative expenses resulting from being an independent company. We note disclosure under "Impact of Acquisition on Results of Operations" in MD&A that $1.0 million of the adjustment relates to an annual fee payable to AEA Investors. Assuming that this fee is a contractual obligation, this portion of the adjustment appears to be appropriate. The remaining $1.3 million; however, appears to be more in the nature of a forecast or projection and does not appear to meet the requirement of Rule 11-02(b) (6) of Regulation S-X that pro forma adjustments be factually supportable.

     The pro forma statement of operations of the Company in the S-1 Registration Statement for the year ended December 31, 1996 has been revised to exclude the $1.3 million of estimated additional selling, general and administrative expenses as a result of being an independent company. Disclosure of this estimated additional expense has been included in the introduction to the pro forma statements.

3. We note that the portion of the other charges described in item (v) that are related to the Acquisition appear to be more in the nature of a forecast or projection and are not appropriate for pro forma presentation. Delete these items for the pro forma information. You may describe these items in a footnote to the pro forma information, as long as you make it clear that they are not included in the pro forma information.

     Item (v) to Footnote (1) of Item 2 describes certain charges recognized by the Company during the period
     January 1, 1996 to October 14, 1996 and during the period October 15, 1996 to December 31, 1996 relating to internal restructurings. These charges reflect primarily severance costs incurred during the periods referenced and have not been eliminated from the historical financial information in preparing the pro forma financial information. Similarly, the pro forma financial information has not been adjusted to give effect to cost savings attributable to the restructurings.

4. We note that the adjustment described in item (v) on page 12 does not appear to be contemplated in the description of the pro forma adjustments described on page 19 in MD&A. Please clarify.

     Please see the response to comment 3 above.

5. Revise the pro forma presentation in MD&A to reflect the changes made in response to the above items.

     Please see the response to comment 3 above.

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

GENERAL AND RESULTS OF OPERATIONS
---------------------------------

6. We note your response to prior comment 16. In future filings, expand the disclosure to specify the types of cost savings (for example, labor costs, depreciation, etc.) and to clarify that the $8.3 million in savings is on an annual basis.

     The S-1 Registration Statement provides expanded disclosure to specify the types of annual cost savings the Company anticipates it will realize of $8.3 million.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
-----------------------------------------------------

7. As requested in prior comment 12, delete earnings per share data for the Predecessor business from the consolidated financial statements. Also, the loss per share reflected on page 11 for the period October 15, 1996 to December 31, 1996 differs from that presented on page F-5 for the same period. Please revise. Also, tell us how you determined the weighted average number of common shares outstanding used for that period. Provide Exhibit 11 in future filings.

     The S-1 Registration Statement does not present earnings per common share for the Predecessor business. Additionally, the loss per common share information presented within the S-1 Registration Statement is in conformity. The weighted average number of common shares outstanding for the Successor period has been computed based upon the length of time the common shares were outstanding for such period. Exhibit 11 has been included in the S-1 Registration Statement and will be included in applicable future filings.

8. We note your response to prior comment 21. Since the loan to Mr. Spoerry is a related party transaction, an appropriate determination of materiality may be qualitative, rather than quantitative. In future filings, revise the consolidated balance sheets to separately present this item (as required by Rule 4-
     08(k) of Regulation S-X), or present this item in a footnote.

     The loan to Mr. Spoerry is disclosed in a note to the Audited Consolidated Financial Statements of the
     Company in the S-1 Registration Statement and will be incorporated in future filings of the Company in a similar manner.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 1997
---------------------------------------------

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------

9. Revise the interim consolidated statements of operations for the three and six month periods ended
     June 30, 1997 to present the loss per share before extraordinary item on the face of the statements as required by paragraph 12 of APB 30. Disclose the income taxes applicable to the extraordinary item on the face of the statements or in a footnote (see paragraph 11 of APB 30), and disclose the per-share amount of the charge on the face of the statements or in a footnote (see paragraph 9 of FAS 4).

     The interim consolidated statement of operations for the six months ended June 30, 1997 in the S-1 Registration Statement has been revised to present the loss per share before extraordinary item on the face of the statement. With respect to income taxes, the Company allocated all tax expense, which represented the tax effect of pre-tax income from continuing operations for the period, to continuing operations. The tax benefit associated with the extraordinary item was not recognized because existing tax assets in the respective tax jurisdictions, primarily in the U.S., are already subject to a 100% valuation allowance. See footnote 16 to the Audited Consolidated Financial Statements. As such, no tax benefit has been presented on the face of the statement for the extraordinary item.

10. Provide supplementally the basis for the goodwill amortization period of 30 years for the Safeline
     Acquisition.

     The Company supplementally advises the Staff that in determining a 30 year useful life for the goodwill derived from the Safeline Acquisition, the Company considered, among other things, the following factors:

    (i) The industrial metal detection industry has operated since the 1940's. Metal detection is a fundamental process. Although technology has, in recent years, advanced the methods and precision of the instruments used in the metal detection process, the process has remained essentially the same.

    (ii) Safeline's products and systems are used principally by companies in the food processing, pharmaceutical, cosmetic, clothing and chemical industries. All of which represent long established stable industries where demand for Safeline's products can be expected to continue.

    (iii) Safeline is the world's largest manufacturer and marketer of metal detection systems for companies that produce and package goods. Safeline controls an estimated 28% of the market for industrial metal detection systems and is two times larger than its nearest competitor.

    (iv) Safeline has had a stable customer base. Due to the high integration of Safeline's systems in customers' automated processes and product certification requirements, substantial barriers to competitors entrance into Safeline's customer base exist.

    (v) Safeline's profitability and growth relative to its competitors.

    (vi)  The comparisons to similar instrument companies were also made:

          - Elsag Bailey's acquisition of Hartmann and
            Braun (30 years)

          - Elsag Bailey's acquisition of Fisher and Porter
            (30 years)

          - Waters Corporation buyout (40 years)

          - Thermo Instrument's acquisition of EnviroTech
            Controls, Noran Instruments, TN Technologies and Tremetrics (40 years).

     Based upon the foregoing factors, the Company believes that use of a 30 year useful life for the Safeline
     Acquisition is appropriate.

11. Revise MD&A to discuss the reasons for the significant change in your effective income tax rate. You should address factors other than the effect of the October
     15, 1996 Acquisition.

     The MD&A in the S-1 Registration Statement for the six months ended June 30, 1997 has been so revised.

     If you have any questions or comments regarding the above responses of the Company or otherwise in connection with Amendment No. 1, please call Timothy E. Peterson at 011
44 171 825 3146 or the undersigned at (212) 859-8662.

                                Sincerely yours,

                                /s/ Jonathan S.Adler
                                --------------------
                                Jonathan S. Adler


cc:  Mark S. Webb (Securities and Exchange Commission)
     Steven C. Duvall (Securities and Exchange Commission)
     Anne Firsching (Securities and Exchange Commission)
     Lisa Mitrovich (Securities and Exchange Commission)
     William P. Donnelly (Mettler-Toledo, Inc.)

                                                   Exhibit A

RULE 3-05 CALCULATIONS
                                                  1996
                                      ----------------------------
                                       Predecessor     Successor
                                        Jan 1 to       Oct 15 to      Fiscal
MT Investors:                            Oct 14          Dec 31        1996      1995
                                      -------------------------------------------------
Net Income (loss)                           14,461       -159,046   -144,585     18,254
Taxes                                       10,055           -938      9,117      8,782
                                      -------------------------------------------------
Income (loss) before taxes                  24,516       -159,984   -135,468     27,036
                                      =================================================

                                      For the years ended March 31,
Safeline:                                    1997           1996
                                      ----------------------------

Profit before tax in [POUND
SYMBOL]'s                                    6,590          6,624
Average conversion rate for related
period                                      1.5900         1.5630
                                      ----------------------------
Profit before tax in $'s                    10,478         10,353
                                      ============================

Investment Test (per S-X Rule 1-
02(w) 1):

Purchase price in [POUND SYMBOL]'s          61,000
Potential contingent earn-out                6,000
Expenses and potential post-closing
adjustment                                   5,000
                                      ---------------
Total in [POUND SYMBOL]'s                   72,000
Conversion rate at May 30, 1997             1.6396
                                      ---------------
Purchase price in $'s                      118,051
MT Investors total assets at December
31, 1996                                   771,888
                                      ---------------

Percentage                                  15.3 %  *
                                      ===============

Asset Test (per S-X Rule 1-02(w) 2):

Safelite assets in [POUND SYMBOL]'s
on March 31, 1997                           12,980
Conversion rate at May 30, 1997             1.6396
                                      ---------------
Assets in $'s                               21,282
MT Investors total assets at
December 31, 1996                          771,888
                                      ---------------

Percentage                                    2.8%  *
                                      ===============

Income Test (per S-X Rule 1-02(w)3):

Profit before tax for Safeline              10,478  (for the year ended March 31, 1997)
MT Investors loss before tax               135,468  (absolute value of the fiscal 1996 loss)
                                      ---------------
Percentage                                    7.7%  *
                                      ===============

_______________________________

* As all of the calculated percentages are less than 20%, MT Investors is not required to file a Form 8-K in connection with the acquisition and hence, MT Investors is not required to prepare Safeline historical audited financial statements or pro forma financial information of the newly formed entity.